Exhibit 99.1

Renren Announces Unaudited First Quarter 2017 Financial Results

BEIJING, China, June 21, 2017 — Renren Inc. (NYSE: RENN) ("Renren" or the "Company"), which operates a social networking service and internet finance business in China, today announced its unaudited financial results for the first quarter ended March 31, 2017.

First Quarter 2017 Highlights

•	Total net revenues were US$20.9 million, a 94.3% increase from the corresponding period in 2016.

—	Advertising and IVAS net revenues were US$11.6 million, a 90.2% increase from the corresponding period in 2016.
—	Financing income was US$9.3 million, a 99.7% increase from the corresponding period of 2016.

•	Gross profit was US$6.4 million, a 172.6% increase from the corresponding period in 2016.

•	Operating loss was US$17.6 million, compared to an operating loss of US$19.2 million in the corresponding period in 2016.

•	Net loss attributable to the Company was US$16.2 million, compared to a net loss of US$23.2 million in the corresponding period in 2016.

•	Adjusted net loss(1) (non-GAAP) was US$11.0 million, compared to an adjusted net loss of US$15.9 million in the corresponding period in 2016.

(1)	Adjusted net income (loss) is a non-GAAP measure, which is defined as net income (loss) excluding share-based compensation expenses and amortization of intangible assets. See “About Non-GAAP Financial Measures” below.

First Quarter 2017 Results

Total net revenues for the first quarter of 2017 were US$20.9 million, representing a 94.3% increase from the corresponding period in 2016.

Advertising and IVAS net revenues were US$11.6 million, representing a 90.2% increase from the corresponding period of 2016. Advertising revenues were US$0.1 million for the first quarter of 2017. Internet Value-Added Services (IVAS) revenues were US$11.5 million, representing a 110.4% increase from the corresponding period in 2016. The increase was mainly due to the revenue from our Renren mobile live streaming service. Monthly unique log-in users decreased from approximately 37 million in March 2016 to approximately 34 million in March 2017. Login users’ monthly average time spent increased 22.5% year-over-year.

Financing income was US$9.3 million for the first quarter of 2017, compared to US$4.7 million in the corresponding period of 2016. The increase was in line with the increase of financing receivable from US$170.6 million as of March 31, 2016 to US$270.1 million as of March 31, 2017.

Cost of revenues was US$14.5 million, a 72.3% increase from the corresponding period of 2016.

Operating expenses were US$24.0 million, an 11.6% increase from the corresponding period of 2016.

Selling and marketing expenses were US$6.1 million, a 33.1% increase from the corresponding period of 2016. The increase was primarily due to the increase in advertising and promotion expenses.

Research and development expenses were US$5.8 million, an 8.3% increase from the corresponding period in 2016. The increase was primarily due to the increase in headcount and personnel related expenses.

General and administrative expenses were US$12.1 million, a 4.6% increase from the corresponding period in 2016. The increase was primarily due to the increase in related professional fees for a proposed transaction.

Share-based compensation expenses, which were all included in operating expenses, were US$5.1 million, compared to US$7.2 million in the corresponding period in 2016.

Operating loss was US$17.6 million, compared to an operating loss of US$19.2 million in the corresponding period in 2016.

Realized gain on short-term investments was US$0.1 million, compared to a loss of US$0.1 million in the corresponding period in 2016.

Income in equity method investments was US$4.1 million, compared to loss of US$11.9 million in the corresponding period in 2016.

Net loss attributable to the Company was US$16.2 million, compared to a net loss of US$23.2 million in the corresponding period in 2016.

Adjusted net loss (non-GAAP) was US$11.0 million, compared to an adjusted net loss of US$15.9 million in the corresponding period in 2016. Adjusted net loss is defined as loss excluding share-based compensation expenses and amortization of intangible assets.

Business Outlook

The Company expects to generate revenues in an amount ranging from US$21.5 million to US$23.5 million in the second quarter of 2017, representing a 49.6% to 63.5% year-over-year increase. This forecast reflects Renren's current and preliminary view, which is subject to change.

Conference Call Information

The Company will not host a conference call. Please contact our Investor Relations Department if you have any questions.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a social networking service (SNS) and an internet finance business in China. Our SNS enables users to connect and communicate with each other, share photos and access mobile live streaming. Our internet finance business includes primarily auto financing. Renren.com and our renren mobile application had approximately 242 million activated users as of March 31, 2017. Renren's American depositary shares, each of which represents fifteen Class A ordinary shares, trade on NYSE under the symbol "RENN".

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook for the second quarter of 2017 and quotations from management in this announcement, as well as Renren's strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Renren uses "adjusted net income (loss)" which is defined as "a non-GAAP financial measure" by the SEC, in evaluating its business. We define adjusted net income (loss) as net income (loss) excluding share-based compensation expenses and amortization of intangible assets. We present adjusted net income (loss) because it is used by our management to evaluate our operating performance. We also believe that this non-GAAP financial measure provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The presentation of this non-GAAP financial measure is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures" at the end of this release.

For more information, please contact:

Investor Relations

Renren Inc.

Tel: (86 10) 8448 1818 ext. 1300

Email: ir@renren-inc.com

RENREN INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts in US dollars, in thousands, except shares,	December 31,	March 31,
per share, ADS, and per ADS data)	2016	2017

ASSETS

Current assets:
Cash and cash equivalents	$79,370	$52,071
Restricted Cash	30,390	30,781
Short-term investments	410	416
Accounts and notes receivable, net	4,702	4,621
Financing receivable, net	301,773	269,988
Prepaid expenses and other current assets	20,749	23,769
Amounts due from related parties	13,419	18,613
Equity method investment-current	—	33,591
Total current assets	450,813	433,850

Non-current assets:
Long-term financing receivable, net	330	89
Property and equipment, net	28,666	28,612
Long-term investments	695,348	677,527
Other non-current assets	1,687	1,685
Total non-current assets	726,031	707,913

TOTAL ASSETS	$1,176,844	$1,141,763

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$5,561	$5,715
Short-term debt	37,202	44,528
Accrued expenses and other current liabilities	19,781	19,174
Payable to investors	182,951	162,987
Amounts due to related parties	10,914	10,903
Deferred revenue and advance from customers	5,954	5,432
Income tax payable	7,860	8,696
Total current liabilities	270,223	257,435

Non-current liabilities:
Long-term debt	95,390	80,934
Long-term payable to investors	59,916	60,437
Other non-current liabilities	12,849	14,085
Total non-current liabilities	168,155	155,456

TOTAL LIABILITES	438,378	412,891

Shareholders' Equity:
Class A ordinary shares	720	722
Class B ordinary shares	305	305
Additional paid-in capital	1,266,592	1,271,733
Statutory reserves	6,712	6,712
Accumulated deficit	(542,746)	(558,924)
Accumulated other comprehensive income	6,883	8,324

TOTAL EQUITY	738,466	728,872

TOAL LIABILITIES AND EQUITY	$1,176,844	$1,141,763

RENREN INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Three Months Ended
(Amounts in US dollars, in thousands, except shares,	March 31,	December 31,	March 31,
per shares, ADS, and per ADS data)	2016	2016	2017

Net revenues
Advertising and IVAS	6,098	$10,788	$11,599
Financing income	4,681	9,536	9,347
Total net revenues	10,779	20,324	20,946

Cost of revenues	(8,414)	(15,883)	(14,499)

Gross profit	2,365	4,441	6,447

Operating expenses:
Selling and marketing	(4,619)	(5,464)	(6,148)
Research and development	(5,339)	(5,323)	(5,784)
General and administrative	(11,584)	(10,069)	(12,112)

Total operating expenses	(21,542)	(20,856)	(24,044)

Loss from operations	(19,177)	(16,415)	(17,597)

Other income (expenses)	2,932	1,151	(6)
Interest income	238	328	315
Interest expenses	(3,279)	(3,793)	(2,305)
Realized (loss) gain on short-term investments	(117)	42	100
Impairment of long term investments	—	(67,307)	—
Total non-operating loss	(226)	(69,579)	(1,896)

Loss before provision of income tax and loss (income) in equity method investments, net of tax	(19,403)	(85,994)	(19,493)
Income tax expenses	(582)	(898)	(780)

Loss before loss in equity method investments, net of tax	(19,985)	(86,892)	(20,273)
(Loss) income in equity method investments, net of tax	(11,866)	(6,402)	4,095
Loss from continuing operations	(31,851)	(93,294)	(16,178)

Discontinued operation
Income from operations of discontinued operations, net of income tax	391	—	—
Gain on deconsolidation of the subsidiaries, net of income tax	8,310	—	—
Income from discontinued operations, net of tax	8,701	—	—

Net loss attributable to Renren Inc.	(23,150)	$(93,294)	$(16,178)

Net loss per share from continuing operations attributable to Renren Inc.shareholders:
Basic	(0.03)	$(0.09)	$(0.02)
Diluted	(0.03)	$(0.09)	$(0.02)
Net income per share from discontinued operations attributable to Renren Inc.shareholders:
Basic	0.01	$—	$—
Diluted	0.01	$—	$—
Net loss per share attributable to Renren Inc. shareholders:
Basic	(0.02)	$(0.09)	$(0.02)
Diluted	(0.02)	$(0.09)	$(0.02)
Net loss attributable to Renren Inc. shareholders per ADS*:
Basic	(0.34)	$(1.37)	$(0.24)
Diluted	(0.34)	$(1.37)	$(0.24)

Weighted average number of shares used in calculating net loss per ordinary share from continuing operations attributable to Renren Inc. shareholders:
Basic	1,020,390,797	1,024,521,024	1,026,375,051
Diluted	1,020,390,797	1,024,521,024	1,026,375,051
Weighted average number of shares used in calculating net income per ordinary share from discontinued operations attributable to Renren Inc. shareholders:
Basic	1,020,390,797	1,024,521,024	1,026,375,051
Diluted	1,032,344,050	1,024,521,024	1,026,375,051

* Each ADS represents 15 Class A ordinary shares.

Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures

Adjusted net loss

	For the Three Months Ended
	March 31,	December 31,	March 31,
(Amounts in US dollars, in thousands)	2016	2016	2017

Net loss	$(23,150)	$(93,294)	$(16,178)
Add back: Shared-based compensation expenses	7,204	5,372	5,143
Add back: Amortization of intangible assets	21	—	—
Adjusted net loss	$(15,925)	$(87,922)	$(11,035)